Exhibit 99.1

SUZANO S.A.

Publicly Held Company

CNPJ/ME No. 16.404.287/0001-55

NIRE No. 29.300.016.331

MINUTES OF THE ORDINARY BOARD OF DIRECTORS’ MEETING

(“Meeting”)

1.          Date, Time and Place: On August 26, 2020, at 4:00 p.m., by videoconference in accordance with item 6.4. of the Internal Rules of the Board of Directors (“Board”) of Suzano

S.A. (“Suzano” or “Company”).

2.          Attendance: The following Directors attended the Meeting: David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice- Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director). Mr. Marcelo Bacci, CFO and Investors Relations Officer was invited to perform the presentation.

3.          Chairman and Secretary: The Meeting was chaired by Mr. David Feffer, who invited Mr. Stefan Tasoko to act as secretary.

4.          Agenda: Authorize:

(i) the subsidiary of the Company, referred to as Suzano Austria GmbH ("Suzano Austria") to conduct (a) a financial transaction of issuance of debt instruments for placement on the international market in the principal amount of up to US$2,000,000,000.00 (two billion United States dollars), that will be made by a new issue of debt instruments for placement on the international market, whether in a single or several issues ("Issue of Notes") and/or of re-tap of the issue approved at the meeting of the board of directors held on May 09, 2019 ("Re-tap of Notes 2030") and/or of re-tap of the issue approved at the board of directors’ meetings held on March 16, 2017, on November 6, 2018 and May 09, 2019 ("Re-tap of Notes 2047"); and (b) the Company’s Executive Board to decide, at its sole discretion, on the convenience and opportunity to proceed to the Issue of Notes and/or of the Re-tap of Notes 2030 and/or Re-tap of Notes 2047, and on the other characteristic(s) of such transaction(s), including, without limitation, term of payment of interest and maturity term of the securities;

(ii) approve the concession, by the Company, of security for the obligations which may be assumed by Suzano Austria within the Issue of Notes and/or of the Re-tap of Notes 2030 and/or of the Re-tap of Notes 2047;

(iii) Suzano Austria and/or Fibria Overseas Finance Ltd. (“Fibria Overseas”), according to the case, to carry out a repurchase offer (a) in the amount of up to US$ 700,000,000.00 (seventy million United States dollars), of the senior notes issued by Suzano Austria currently outstanding, with interest rate at 5,75% per annum and maturity on 2026 (“Tender Offer Notes 2026”); (b) in the amount of up to US$ 600,000,000.00 (sixty million United States dollars), of the senior notes issued by Fibria Overseas currently outstanding, with interest rate at 5,25% per annum and maturity on 2024 (“Tender Offer Notes 2024”); and (c) in the amount of up to US$ 600,000,000.00 (sixty million United States dollars), of the senior notes issued by Fibria Overseas currently outstanding, with interest rate at 4,00% per annum and maturity on 2025 (“Tender Offer Notes 2025”); and

(continuance of the meeting of the Board of Directors of Suzano S.A., held on 08.26.2020 at 4:00 p.m.)

(iv) the Company’s Executive Board, Suzano Austria, Fibria Overseas, the Company and other subsidiaries of the Company to take all steps necessary to formalize and effectuate the resolutions set forth in the previous items, if approved.

5.          Minutes in Summary Form: The Directors unanimously approved the drawing up of these minutes in summary form.

6.          Resolutions: the members of the board of directors, unanimously and without qualifications, approved:

(i) the issuance, by Suzano Austria, of the Issue of Notes and/or Re-tap of Notes 2030 and/or Re-tap of Notes 2047; and (b) the Company’s Executive Board to decide, at its sole discretion, on the convenience and opportunity of proceeding with the Issue of Notes and/or Re-tap of Notes 2030 and/or Re-tap of Notes 2047, and on the other characteristics of such transaction(s), including, without limitation, a term for payment of interest and term of maturity of the securities;

(ii) the concession, by the Company, of security for the obligations which may be assumed by Suzano Austria under the Issue of Notes and/or of the Re-tap of Notes 2030 and/or of the Re-tap of Notes 2047;

(iii) the execution, by Suzano Austria and/or Fibria Overseas, according to the case, of the Tender Offer Notes 2026, Tender Offer Notes 2024 and Tender Offer Notes 2025; and

(iv) the Company’s Executive Board, Suzano Austria, Fibria Overseas, the Company and other subsidiaries of the Company to take all steps necessary to the formalization and effectuation of the resolutions set forth in the previous item, if approved.

7.          Closure: There being no further matters to be discussed, the meeting was closed. The minutes of the Meeting were drafted, read and approved by all Directors attended. Board: David Feffer – Chairman: Stefan Tasoko – Secretary. Members of the Board of Directors David Feffer (Chairman of the Board), Claudio Thomaz Lobo Sonder (Vice-Chairman of the Board), Daniel Feffer (Vice- Chairman of the Board), Maria Priscila Rodini Vansetti Machado (Director), Nildemar Secches (Director), Rodrigo Kede de Freitas Lima (Director), Ana Paula Pessoa (Director), Rodrigo Calvo Galindo (Director), Paulo Rogerio Caffarelli (Director) and Hélio Lima Magalhães (Director).

This is a true copy of the original document drawn up in the appropriate book.

São Paulo, SP, August 26, 2020.

__________________________________ Stefan Tasoko Secretary